Exhibit 99.2

March 9, 2012

Dominion Black Warrior Trust 1994-1

c/o U.S. Trust, Bank of America Private Wealth Management

P. O. Box 830650

Dallas, Texas 75283

Attn: Mr.	Ron E. Hooper
Sr. Vice President, Trustee

Re: Estimated Reserves and Non Escalated Future

Net Revenue Remaining as of December 31, 2011

Dominion Black Warrior Trust 1994-1

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc. of Houston, Texas has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Trust 1994-1 (the Trust) has certain interests. The interests evaluated are a royalty interest ownership position applicable to specific gas properties in the Black Warrior Basin, Tuscaloosa County, Alabama. This report presents our estimate of the proved reserves anticipated to be produced from those leaseholds and remaining as of December 31, 2011.

Davis has reviewed 100% of the Trust’s proved developed properties located in the Black Warrior Basin area of Alabama. It is our opinion that these properties represent all of the Trust’s natural gas assets that may be classified as proved as per the Securities Exchange Commission directives as detailed later in this report.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 2

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2011, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study may be summarized as follows:

Non Escalated Pricing Scenario

Estimated Reserves and Future Net Income

Net to Dominion Black Warrior Basin Trust 1994-1

As of December 31, 2011

Total Proved
Net Remaining Sales Gas Reserves:
Gas: Mcf	11,036,077

Future Revenue:
Sales Revenue	$45,468,641
Tax Credit Revenue	0
Total Revenue	$45,468,641

Total Production and Ad Valorem Taxes	$3,281,657
Other Deductions	0

Future Net Income	$42,186,984
Future Net Income Discounted @ 10%	$26,893,312

The Section 29 Tax Credit that was in effect in previous years is no longer applicable as of January 1, 2003.

Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Walter Black Warrior Basin LLC (Walter), the operator, or were obtained from commercial sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, production history, the existence of contractual obligations to others and similar matters were accepted as presented.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 3

Ownership interest, operating costs and information related to contractual obligations regarding the sale of produced gas were furnished by Walter. No physical inspection of the properties was made nor any well tests conducted.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history, or analogy with wells in the area producing from the same or similar formations. Individual well production histories were analyzed and an appropriate daily producing rate was utilized for each individual well in the preparation of a forecast of future producing rates.

Recent lifting costs not borne by the Trust but applicable to the operator’s cost of operation have exceeded the sales prices of gas at various times during the past year or so. The operator has reported to the Trust and to Davis that they are reviewing all producing properties on a well by well basis to determine the economic viability of continuing to produce each individual well. Several criteria are to be considered, including anticipated future changes in the sales price of natural gas.

Davis has continued to evaluate the Trust’s assets as a royalty interest position within the context of a royalty owner not being allocated any cost of operations. Consequently, any determination by the operator to temporarily cease production from an individual well or to abandon production entirely could have an immediate and negative impact on the Trust’s valuation. However, within this report the data utilized, assumptions made and methods and procedures used are consistent with previous evaluation methods and are considered appropriate and necessary for the estimates made and purposes for which this report was prepared.

The reserves included in this report are estimates only and should not be construed as being exact quantities. The accuracy of the estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Reserve estimates presented in this report are calculated using acceptable methods and procedures and are believed to be appropriate and reasonable; however, future reservoir performance may justify revision of these estimates.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 4

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Walter due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were based upon certain data furnished by the operator. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, etc., were accepted as presented.

Natural Gas - The unit price used throughout this report for natural gas is an initial price of $4.12 per MMBTU, based upon the appropriate price in effect the first trading day of each month during calendar 2011, and averaged for the year. This price is representative of the price in effect for sales based upon the Sonat T1 price on that trading day. A basis differential was applied to all sales volumes, and this differential as well as the price for gas was held constant throughout the producing life of the property. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less appropriate taxes (production, severance, ad valorem or other). Operating costs and any estimated future capital requirements were not considered in the estimation of net income due to the Trust’s royalty ownership position. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using monthly discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 5

GENERAL

Walter Black Warrior Basin LLC as operator has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

The estimates of reserves and the forecasted rates of production may be subject to regulation by various agencies, changes in market demand or other factors; consequently, the volumes of reserves recovered and the actual rates of recovery may vary from the estimates included herein.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Dominion Black Warrior Trust 1994-1 or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ Allen C. Barron
Allen C. Barron, P.E.
President

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 6

SECURITIES AND EXCHANGE COMMISSION

DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 7

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2011 Dominion Black Warrior Trust 1994-1	March 9, 2012 Page 8

than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

DOMINION BLACK WARRIOR TRUST 1994-1

UNESCALATED ANALYSIS

TOTAL ROYALTY INTERESTS

TOTAL PROVED RESERVES

RESERVES AND ECONOMICS

EFFECTIVE DATE: 12/31/2011

		GROSS PRODUCTION			NET PRODUCTION		PRICES		OPERATIONS, M$
END MO-YEAR	NO. OF WELLS	OIL MBBL	WELL HEAD GAS, MMCF	SALES GAS, MMCF	OIL MBBL	SALES GAS, MMCF	OIL $/B	GAS $/M	OIL REVENUE	GAS REVENUE	TAX CREDITS	TOTAL REVENUE
12-2012	404.5	0.000	3820.774	3209.448	0.000	1716.510	0.00	4.120	0.000	7072.019	0.000	7072.019
12-2013	370.1	0.000	3258.875	2737.456	0.000	1466.140	0.00	4.120	0.000	6040.494	0.000	6040.494
12-2014	338.5	0.000	2792.402	2345.617	0.000	1258.848	0.00	4.120	0.000	5186.454	0.000	5186.454
12-2015	299.7	0.000	2356.157	1979.174	0.000	1064.499	0.00	4.120	0.000	4385.734	0.000	4385.734
12-2016	253.4	0.000	1940.494	1630.015	0.000	879.654	0.00	4.120	0.000	3624.175	0.000	3624.175

12-2017	221.3	0.000	1631.235	1370.237	0.000	740.983	0.00	4.120	0.000	3052.851	0.000	3052.851
12-2018	187.4	0.000	1349.318	1133.426	0.000	614.037	0.00	4.120	0.000	2529.832	0.000	2529.832
12-2019	154.0	0.000	1101.342	925.127	0.000	501.942	0.00	4.120	0.000	2068.000	0.000	2068.000
12-2020	125.2	0.000	896.223	752.827	0.000	408.963	0.00	4.120	0.000	1684.928	0.000	1684.928
12-2021	98.7	0.000	719.476	604.359	0.000	329.539	0.00	4.120	0.000	1357.699	0.000	1357.699

12-2022	82.4	0.000	602.034	505.709	0.000	275.817	0.00	4.120	0.000	1136.366	0.000	1136.366
12-2023	66.7	0.000	496.105	416.728	0.000	227.540	0.00	4.120	0.000	937.466	0.000	937.466
12-2024	52.5	0.000	405.391	340.529	0.000	187.067	0.00	4.120	0.000	770.717	0.000	770.717
12-2025	44.2	0.000	345.693	290.382	0.000	159.864	0.00	4.120	0.000	658.638	0.000	658.638
12-2026	39.7	0.000	304.681	255.932	0.000	141.354	0.00	4.120	0.000	582.380	0.000	582.380

S TOT	1.0	0.000	22020.197	18496.965	0.000	9972.756	0.00	4.120	0.000	41087.758	0.000	41087.758

AFTER	1.0	0.000	2271.620	1908.160	0.000	1063.321	0.00	4.120	0.000	4380.883	0.000	4380.883

TOTAL	1.0	0.000	24291.818	20405.123	0.000	11036.077	0.00	4.120	0.000	45468.641	0.000	45468.641

	OPERATIONS, M$				CAPITAL COSTS, M$
END MO-YEAR	PRODUCTION TAXES	AD VALOREM EXPENSES	NET OPER EXPENSES	OPERATION CASH FLOW	TANGIBLE INV.	INTANG. INV.	TOTAL BORROW INV	TOTAL EQUITY INV	CASH FLOW BTAX, M$	10.0% DISCOUNTED BTAX, M$
12-2012	417.249	93.167	0.000	6561.603	0.000	0.000	0.000	0.000	6561.603	6266.682
12-2013	356.389	79.577	0.000	5604.524	0.000	0.000	0.000	0.000	5604.524	4865.249
12-2014	306.001	68.326	0.000	4812.126	0.000	0.000	0.000	0.000	4812.126	3797.912
12-2015	258.758	57.778	0.000	4069.200	0.000	0.000	0.000	0.000	4069.200	2920.284
12-2016	213.826	47.745	0.000	3362.605	0.000	0.000	0.000	0.000	3362.605	2193.639

12-2017	180.118	40.218	0.000	2832.514	0.000	0.000	0.000	0.000	2832.514	1679.820
12-2018	149.260	33.328	0.000	2347.244	0.000	0.000	0.000	0.000	2347.244	1265.889
12-2019	122.012	27.244	0.000	1918.744	0.000	0.000	0.000	0.000	1918.744	940.686
12-2020	99.411	22.197	0.000	1563.320	0.000	0.000	0.000	0.000	1563.320	696.814
12-2021	80.104	17.886	0.000	1259.708	0.000	0.000	0.000	0.000	1259.708	510.302

12-2022	67.046	14.970	0.000	1054.350	0.000	0.000	0.000	0.000	1054.350	388.384
12-2023	55.310	12.350	0.000	869.805	0.000	0.000	0.000	0.000	869.805	291.169
12-2024	45.472	10.153	0.000	715.091	0.000	0.000	0.000	0.000	715.091	217.634
12-2025	38.860	8.677	0.000	611.102	0.000	0.000	0.000	0.000	611.102	169.055
12-2026	34.360	7.672	0.000	540.347	0.000	0.000	0.000	0.000	540.347	135.834

S TOT	2424.177	541.290	0.000	38122.289	0.000	0.000	0.000	0.000	38122.289	26339.354

AFTER	258.472	57.714	0.000	4064.697	0.000	0.000	0.000	0.000	4064.697	553.959

TOTAL	2682.649	599.004	0.000	42186.984	0.000	0.000	0.000	0.000	42186.984	26893.312

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	532.0	LIFE, YRS.	47.83	5.00	32574.795
GROSS ULT., MB & MMF	0.000	318394.938	DISCOUNT %	10.00	10.00	26893.326
GROSS CUM., MB & MMF	0.000	294103.125	UNDISCOUNTED PAYOUT, YRS.	0.00	15.00	23090.021
GROSS RES., MB & MMF	0.000	24291.812	DISCOUNTED PAYOUT, YRS.	0.00	18.00	21346.789
NET RES., MB & MMF	0.000	11036.079	UNDISCOUNTED NET/INVEST.	0.00	20.00	20344.818
NET REVENUE, M$	0.000	45468.633	DISCOUNTED NET/INVEST.	0.00	25.00	18261.756
INITIAL PRICE, $	0.000	4.120	RATE-OF-RETURN, PCT.	100.00	40.00	14207.282
INITIAL N.I., PCT.	0.000	53.483	INITIAL W.I., PCT.	0.000	60.00	11244.519
					80.00	9489.311
					100.00	8323.233

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

CERTIFICATE OF QUALIFICATION

I, Allen C. Barron, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.	I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Basin 1994-1 has certain interests. The effective date of this evaluation is December 31, 2011.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 48284.

3.	I attended the University of Houston in Houston, Texas and graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option in 1968. I have in excess of forty two years of experience in the Petroleum Industry of which over thirty three years of experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.	I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning. I personally supervised and participated in the evaluation of the Dominion Black Warrior Basin 1994-1 properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Dominion Black Warrior Basin 1994-1or any affiliated organization.

6.	A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of the operator of the properties.

SIGNED: March 9, 2012

/s/ Allen C. Barron
Allen C. Barron, P.E.
President
Ralph E. Davis Associates, Inc.